July 26, 2012

VIA EDGAR AND EMAIL

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

Attn: John Reynolds, Assistant Director

Re:   California Gold Corp.

Registration Statement on Form S-1

Filed February 10, 2012

Amendment No.1 to Registration Statement on Form S-1

Filed February 14, 2012

File No. 333-179466

Dear Mr. Reynolds:

On behalf of our client, California Gold Corp. (the “Company”), we are submitting this letter in response to your comments in the letter from you to Mr. James D. Davidson, Chief Executive Officer of the Company, dated March 7, 2012 (the “Letter”). The Company concurrently is filing Amendment No. 2 to the Registration Statement on Form S-1 (the “Amendment”), which incorporates the revisions discussed below.

For your convenience, we have listed below in bold your comments from the Letter, together with responses by us on behalf of the Company. Please note that the responses are based on information provided to us by the Company. In addition, we are enclosing with the copy of this letter being sent to you by email a black lined copy of the Amendment marked against the initial Form S-1.

General

1. Explain to us each of the following items:

•	who prepared the registration statement;
•	what basis the preparer had or source(s) upon which it relied in drafting the prospectus;
•	who created the business plan which is described;
•	how and when your officers first contacted representatives from Mexivada; and
•	whether Messrs. Davidson, Duggan, and Rector, and any others participating in the preparation of the registration statement have visited the La Viuda Concessions property and if so, when such visit(s) took place.

We may have additional comments based on your responses.

Response: In response to the Staff’s comment, please be advised of the following:

•	The registration statement was prepared by the Company with our assistance as legal counsel. Also, the Company’s contracted bookkeeping firm prepared the financial information presented in the registration statement.
•	The prospectus was drafted based on information provided (i) by Mexivada Mining Corp., the owner of the La Viuda Concessions comprising the AuroTellurio Property, and (ii) to the Company through various field studies and geological surveys conducted by independent third parties at the AuroTellurio Property in Mexico.
•	The business plan was created by the Company in consultation with Mr. Feliciano Leon, the Company’s consulting geologist hired to manage the exploration activities at the AuroTellurio Property in Mexico.
•	Mr. Davidson, the Company’s Chief Executive Officer, and Mr. Duggan, the Company’s Chief Operating Officer, met Mr. Richard Redfern, the Chief Executive Officer of Mexivada Mining Corp. at a mining conference in Canada. At that time, Mr. Redfern introduced the Mexivada exploration opportunity to the Company.
•	None of Messrs. Davidson, Duggan, and Rector has visited the La Viuda Concessions property in Mexico. None of these persons is a geologist and, as such, the Company did not believe there would be a material benefit in any of these individuals visiting the property. The Company retained a qualified and experienced geologist and mining expert with prior knowledge of tellurium and gold geology in Mexico, Mr. Feliciano Leon, to visit the AuroTellurio Property in Mexico to investigate the property and to provide an informed and knowledgeable assessment of the Mexican project prior to the Company’s entering into its initial agreement with Mexivada. The Company entered the agreement with Mexivada based on Mr. Leon’s recommendations. Mr. Feliciano Leon was subsequently hired by the Company as a consulting geologist and has been based at the AuroTellurio Property in Mexico. Mr. Leon has managed and overseen the Company’s exploration activities at the AuroTellurio Property on-site, to date.

2. If any of the following individuals has any experience in the marketing or sale or creation of a start-up mining or other new company for the purpose of engaging in a reverse acquisition or other similar business arrangement whereby the entity or resulting entity changes its business purpose from that which was described in the prospectus as initially included in a registration statement filed with the Commission, describe the particulars to us in necessary detail. This comment refers to any and all of the following individuals:

•	Officers;
•	Directors;
•	Named legal counsel;
•	Those responsible for your officers’ connection with the Company or Mexivada; and

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•	Any others who participated in the preparation of the prospectus disclosure in the registration statement.

Response: In response to the Staff’s comment, the Company confirms that, to the best of its the knowledge, none of the individuals listed in this comment of the Commission has experience in the marketing or sale or creation of a start-up mining or other new company for the purpose of engaging in a reverse acquisition or other similar business arrangement whereby the entity or resulting entity changes its business purpose from that which was described in the prospectus as initially included in a registration statement filed with the Commission.

3. If any of those identified in the bullet points in the above comment has had any experience in the past ten years related to any start-up mining or other new company which subsequently (a) materially altered its business plan or its business, (b) named a new control person, (c) ceased mining activities, (d) became a delinquent filer, or (e) reported proven or probable reserves, please describe the circumstances to us in necessary detail. We may have additional comments.

Response: In response to the Staff’s comment, the Company confirms that, to the best of its the knowledge and except as indicated below, none of the individuals listed in comment #2 above has had any experience in the past ten years related to any start-up mining or other new company which subsequently (a) materially altered its business plan or its business, (b) named a new control person, (c) ceased mining activities, (d) became a delinquent filer, or (e) reported proven or probable reserves:

On June 15, 2007, Mr. Rector became the Company’s President, Treasurer, Secretary, Chief Executive Officer and Director. On July 11, 2007, Mr. Rector resigned as the Company’s President, Treasurer, Secretary and Chief Executive Officer upon the closing of a reverse merger with Cromwell Uranium Holdings, Inc. (“Cromwell”), which closing including the split-off of the Company’s legacy business comprised of mining claims in British Columbia, Canada. On August 8, 2007, the Company unwound its merger with Cromwell and, as of that date, Mr. Rector was reappointed as the Company’s President, Treasurer, Secretary and Chief Executive Officer. On November 12, 2007, Mr. Rector resigned from those positions and Mr. Davidson was appointed as the Company’s President, Treasurer, Secretary and Chief Executive Officer, which positions he currently holds. As a result of the unwinding of the merger with Cromwell, the Company experienced a change in control, with its pre-merger stockholders regaining control of the Company. In connection with the transactions contemplated by the Company’s merger with Cromwell, Mr. Davidson made advances to, and incurred expenses on behalf of, the Company aggregating to approximately $31,000. The Company agreed to repay these obligations by issuing 31,000,000 shares of its common stock to Mr. Davidson from its treasury, subject to vesting restrictions.

Gottbetter & Partners, LLP, the Company’s legal counsel, has, in the ordinary course of its business, represented public companies in numerous transactions relating to corporate restructuring, reorganizations, mergers and acquisitions, one of more of which companies subsequently (a) materially altered its business plan or its business, (b) named a new control person, (c) ceased mining activities, (d) became a delinquent filer, or (e) reported proven or probable reserves.

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4. As you may be aware, there have been acquisitions or business combinations involving public start-up mining companies which have no reserves. It appears that at least some of these acquisitions or combinations result in the change of the business initially described in the prospectus filed by the start-up company with the Commission. If accurate, and with a view toward disclosure, confirm to us that Messrs. Davidson, Duggan, and Rector did not purchase shares or agree to serve as an officer or director of the Company at least in part due to a plan, agreement, or understanding that they would solicit, participate in, or facilitate the sale of the enterprise to (or a business combination with) a third party looking to obtain or become a public reporting entity. Also confirm that they have no such present intention, if true.

Response: In response to the Staff’s comment, we provide the following information:

The Company confirms that, except as indicated in response to comment #3 above, Messrs. Davidson, Duggan, and Rector did not purchase shares or agree to serve as an officer or director of the Company at least in part due to a plan, agreement, or understanding that they would solicit, participate in, or facilitate the sale of the enterprise to (or a business combination with) a third party looking to obtain or become a public reporting entity.

The Company confirms that each of Messrs. Davidson and Duggan has no present intention to solicit, participate in, or facilitate the sale of the Company to (or a business combination with) a third party looking to obtain or become a public reporting entity. Mr. Rector resigned as a director of the Company on April 4, 2012.

5. Please disclose if you have any current plans, proposals or arrangements, written or otherwise, to seek a business combination with another entity.

Response: In response to the Staff’s comment and on behalf of the Company, the Company has indicated to us that it has no current plans, proposals or arrangements, written or otherwise, to seek a business combination with another entity.

6. We note that you are registering 25 million shares of common stock to be offered by the company at terms to be determined in the future and included in a prospectus supplement. It appears that the company is trying to conduct a shelf registration offering when the company is not eligible to conduct a shelf offering. Please revise the Form S-1 throughout to provide the terms of the company offering and the information required by Farm S-1, such as use of proceeds, determination of offering price, capitalization, dilution, plan of distribution, etc. Please note that we may have additional comments once we review the revised disclosure.

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Response: In response to the Staff’s comment, the Company has revised the Form S-1 to provide the required disclosure relating to the terms of the Company’s primary offering. Please note that the Company has increased the number of shares it plans to offer and sell on its own behalf to 100,000,000 shares.

Prospectus Cover page

7. Please revise to include the last reported sale price of your common stock and the date.

Response: In response to the Staff’s comment, the Company has included on the prospectus cover page the last reported sale price on July 25, 2012.

8. The subject to completion legend required by Item 501(b)(10) of Regulation S-K only refers to the selling shareholder offering. Please revise to also cover the primary offering by the company.

Response: In response to the Staff’s comment, the Company has revised the subject to completion legend to refer to its primary offering as well as the selling shareholder offering.

Table of Contents, page i

9. Please provide the dealer prospectus delivery obligation, as required by Item 502(b) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the back page of the prospectus included in the Amendment to include the dealer prospectus delivery obligation language.

Summary, page 1

10. Please disclose the total amount of the "certain cash payments and share issuances" that are required to acquire up to the 80% interest in the AuroTellurio Property.

Response: In response to the Staff’s comment, the Company has revised its disclosure in the section of the prospectus titled “Summary - The Mexivada AuroTellurio Project,” to add a paragraph which discloses the total amount and schedule of cash payments and share issuances to Mexivada related to the acquisition of the full 80% of the interest ii the AuroTellurio Property.

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11. Please provide the disclosure required by Item 503(b) of Regulation S-K.

Response: In response to the Staff’s comment, the disclosure required by Item 503(b) of Regulation S-K has been provided.

Other Risks, page 18

12. Please remove this section. The risk factors section should disclose all known material risks.

Response: In response to the Staff’s comment, this section of the risk factors has been removed.

Selling Shareholders, page 19

13. You indicate that broker-dealers or affiliates of broker-dealers are indicated by footnote. However, we do not see them identified. Please revise or advise. Also, please specify for each selling shareholder whether they are a broker-dealer or affiliate of a broker-dealer.

Response: In response to the Staff’s comment, The Company has indicated by footnote that Gottbetter & partners, LLP is an affiliate of a broker-dealer.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25

Description of Business, page 30

14. We note that the first cash payment, share issuance and the $750,000 exploration expenditure were due on the anniversary of the agreement dated February 11, 2011. Please clarify whether you met these requirements by the first anniversary of the agreement.

Response: In response to the Staff’s comment, the Company has revised the disclosure in the Description of Business section on page 30 of the prospectus to indicate that the first $750,000 of exploration program expenditures must be completed by August 4, 2012.

15. Please clarify the statement that Minera Teloro was reported in the past to be a subsidiary of First Solar. Please clarify whether Minera Teloro is in fact currently a subsidiary of First Solar or remove the disclosure.

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Response: In response to the Staff’s comment, the Company has revised its disclosure to indicate that Minera Teloro is affiliated with First Solar. Although Minera Teloro was listed as a subsidiary of First Solar on Exhibit 21.1 to First Solar’s Form 10-K for the year ended December 29, 2007 filed with the Commission on February 21, 2008, Minera Tolero is not listed on this exhibit in subsequent years and the Company does not have definitive information indicating that Minera Teloro is, in fact, a subsidiary of First Solar. We note, however, that effective February 10, 2012, the Company signed a non-disclosure agreement to review confidential information relating to the La Bambolla mine owned by Minera Teloro. The contra party to this non-disclosure agreement was First Solar.

16. Please discuss in greater detail your planned exploration of the La Viuda Concessions.

Response: In response to the Staff’s comment, the Company has updated its disclosure relating to the AuroTellurio Property exploration program bringing that disclosure up to date in the Amendment. The Company believes that its current disclosure is as specific as it can be

Compliance with Government Regulation, page 32

17. Please revise to discuss in greater detail the government and environmental regulations to which you are subject. Describe the effect of existing or probable governmental regulations on your business. See Item 101(h)(4)(viii), (ix) and (xi) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has expanded its discussion of the governmental regulation of its business activities in Mexico.

Directors, Executive Officers, Promoters and Control Persons, page 37

Executive Officers and Directors, page 37

18. Please revise to briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the individuals identified should serve as a directors for the company at the time that the disclosure is made. See Item 401(e)(l) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the Executive Officers and Directors disclosure to provide the required information regarding James Davidson and George Duggan.

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Security Ownership of Certain Beneficial Owners and Management, page 39

19. Please revise to identify the natural persons who maintain voting or investment control over each entity listed in the table.

Response: In response to the Staff’s comment, the Company has revised the beneficial ownership table in the prospectus to identify, where appropriate, the natural persons who maintain voting or investment control over each entity listed in the table.

Executive Compensation, page 42

20. The disclosure on page 45 indicates that the options under the 2007 plan were granted on July 27, 2011. Please revise the summary compensation table to reflect the valuation of the options, as required by Item 402(n)(2)(vi) of Regulation S-K. Similarly, please provide the information required by Item 402(r) of Regulation S-K for the outside director.

Response: In response to the Staff’s comment, the Company has revised the summary compensation table to reflect the value of the options granted in July 2011. The Company has also presented the disclosure required by Item 402(r) of Regulation S-K for its former outside director, David Rector.

21. We note the disclosure on page 45 regarding the administrative services agreement with ICS, affiliated with your COO. Please provide your detailed analysis as to why this would not be considered indirect compensation of your COO. Item 402 requires disclosure of all compensation, direct and indirect.

Response: In response to the Staff’s comment, the Company and ICS have provided the following information:

In January 2011, the Company entered into an administrative services agreement with Incorporated Communications Services (“ICS”) pursuant to which ICS agreed to provide various administrative and support services to the Company for a fee of $6,000 per month. That agreement, with a detailed listing of the services ICS provides to the Company, was filed with the Commission on August 10, 2011 as Exhibit 10.18 to the Company’s Current Report on Form 8-K. Separately, on January 1, 2011, the Company hired Mr. Duggan as its Chief Operations Officer.

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ICS was formed in February 2008 to provide investor, financial and media relations, market development and administrative support services to early stage companies with a focus on the natural resource sector. Mr. Duggan began working for ICS as a Vice President from the date of ICS’ founding in 2008. In his capacity as Vice President of ICS, Mr. Duggan is currently responsible for servicing approximately 12 to 15 junior mining companies that are clients of ICS. For these companies Mr. Duggan’s services include, but are not limited to, budget control, check writing and expense payment, writing and editing press releases, writing, researching and editing marketing materials, preparing marketing budgets, analyzing marketing results, positioning companies for upcoming speeches and presentations, website writing and editing, and planning and organizing client company tours and travel arrangements for analysts and newsletter editor meetings. Mr. Duggan spends approximately 85% to 90% of his working time in his role as Vice President of ICS servicing its clients other than the Company. He spends approximately 3% to 5% of his working time for ICS managing ICS’ relationship with the Company and he spends approximately 5% to 10% of his working time as the Company’s COO. Additionally, according to ICS, revenues generated from ICS’ contract with the Company equal approximately 5% of ICS’ annual revenues.

Notwithstanding Mr. Duggan’s role and function at ICS, ICS delivers substantive services to the Company including, but not limited to, the provision of a stable office address and administrative facility, management of the Company’s bookkeeping, accounting and bill payment functions, coordination with the Company’s outside accountants, auditor and legal counsel, administration and management of the Company’s AuroTellurio exploration program and independent contractor relations and coordination of news release preparation and website management.

Based on these factors, the Company believes that the fees it pays ICS are correctly and directly attributed to the services provided to the Company by ICS and should not be considered indirect compensation of Mr. Duggan in his capacity as COO of the Company. Additionally, the Company believes that because (i) the fees that the Company pays ISC are a very small percentage of ICS’ gross revenues, (ii) ICS provides substantive services for those fees and (iii) the amount of time that Mr. Duggan devotes to the Company in his capacity as Vice President of ICS is very little compared to the amount of time he spends servicing other ICS clients, if a certain amount of the fees the Company pays to ICS should be allocated to Mr. Duggan’s compensation by the Company, that amount would be di minimus and non-material.

Certain Relationships and Related Transactions, page 45

22. Please include all transactions required to be disclosed by Item 404 of Regulation S-K. For example, we note the disclosure in the footnotes to the financial statements. In addition, please provide the total dollar amounts paid to related parties in each of the transactions discussed in this section for the time periods required by Instruction 2 to Item 404( d).

Response: In response to the Staff’s comment, the Company has revised the Certain Relationships and Related Transactions section of the Amendment to comply with the requirements of this comment.

Description of Securities, page 52

23. The statement that "each outstanding shares of our common stock is duly authorized, fully paid and non-assessable" is a legal conclusion you are not qualified to make. Either attribute this statement to counsel and file counsel's consent or delete it.

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Response: In response to the Staff’s comment, the statement referenced above has been deleted.

24. Specify the "limited exceptions" that would allow a holder to convert preferred stock and exercise 201 0/2011 warrants that would result in beneficial ownership in excess of 9.99%.

Response: In response to the Staff’s comment, the Company has revised the relevant disclosure to indicate that a holder can exceed the stated limitations on beneficial ownership by providing prior written notice of such intention to the Company.

Legal Matters, page 56

25. Please provide the disclosure required by Item 509 of Regulation S-K.

Response: In response to the Staff’s comment, we note that the Company has hired special Nevada Counsel to issue the legality opinion on the shares being offered by means of the prospectus contained in the Amendment. As such, the disclosure for this item meets the requirements of Item 509 of Regulation S-K.

Index to Financial Statements, page F -1

Financial Statement Updating

26. Please update your financial statements pursuant to Rule 8-08 of Regulation S-X, as applicable.

Response: In response to the Staff’s comment, the Company has updated its financial statements in the Amendment to include the Company’s audited financial statements for the fiscal years ended January 31, 2012 and 2011 and its unaudited financial statements for the quarter ended April 30, 2012.

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Notes to Financial Statements, page F-7

Note 2-Summary of Significant Accounting Policies, page F -7

Mineral Rights, Exploration and Development Costs, page F -7

27. We note your accounting policy for exploration and development costs indicates that you capitalize exploration costs after the point at which you determined that economically recoverable reserves exist on the property. Under U.S. GAAP it is important to distinguish between exploration and development costs, and to ensure correlation of these terms with your reserve findings. The costs incurred after mineral reserves have been established are commonly developmental in nature, when they relate to constructing the infrastructure necessary to extract the reserves, preparing the mine for production, and are on this basis capitalized. On the other hand, exploratory costs are those typically associated with efforts to search for and establish mineral reserves, beyond those already found, and should be expensed as incurred. Please revise your disclosure to clarify and quantify the amount of any exploration costs you have capitalized under your policy.

Response: In response to the Staff’s comment, the Company has revised its disclosure in its Note 2 – Summary of Significant Accounting Policies to its audited financial statements for the fiscal years ended January 31, 2012 and 2011 to clarify that it has not capitalized and exploration costs but that it has capitalized costs relating to its acquisition of mineral rights – mining concessions. The relevant Note 2 disclosure is reproduced below:

Mineral Rights, Exploration and Development Costs

Mineral claims and rights include acquired interests in production, development and exploration stage properties. The mineral rights are capitalized at their fair value at the acquisition date, either as an individual asset purchase or as part of a business combination.  Such costs are carried as an asset of the Company until it becomes apparent through exploration activities that the cost of such properties will not be realized through mining operations.  As of January 31, 2012 and 2011, the Company capitalized $47,500 and $20,000, respectively, of costs related to the first closing under the AuroTellurio Option Agreement conducted on August 4, 2011 (Note 3).

Mineral exploration costs are expensed as incurred, and when it becomes apparent that a mineral property can be economically developed as a result of establishing proven or probable reserve, the exploration costs, along with mine development cost, are capitalized.  The costs of acquiring mineral claims, capitalized exploration costs, and mine development costs are recognized for depletion and amortization purposes under the units-of-production method over the estimated life of the probable and proven reserves.  If mineral properties, exploration, or mine development activities are subsequently abandoned or impaired, any capitalized costs are charged to operations in the current period.

Note 3-Mining Rights, page F-9

28. We note on page seven that to acquire each 20% block of interest in the La Viuda Concessions ("Property"), you need to make certain annual cash payments to Mexivada and invest US $750,000 each year. We further note on page seven that as a result of the closing of your 2010/2011 private placement, you have sufficient funds to finance the first year $750,000 of your La Viuda Concessions exploration program under the Mexivada AuroTellurio Option Agreement, which will trigger the vesting of your first 20% interest in the Property. Based on your disclosures, it appears to us that you have not yet made the required first year investment of $750,000 to trigger your first 20% interest in the Property. Please confirm our understanding and, if so, revise your footnotes to clearly disclose that the required investment of $750,000 was not made and that you did not have a 20% interest in the Property as of each balance sheet date.

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Response: In response to the Staff’s comment, we note that the Company has revised its disclosure in the Amendment relating to its requirement to invest $750,000 annually in the La Viuda Concessions exploration program to disclose that the one year period in which the first $750,000 exploration program investment must be made began on August 4, 2011, the date of first closing at which time the Company received the four fully executed 20% concession title deeds that it will hold in escrow until they vest according to their terms or are returned to Mexivada. As a result, the first $750,000 investment in the exploration program must be completed by August 4, 2012.

Item 15. Recent Sales of Unregistered Securities, page II-2

29. Please remove the incorporation by reference from this section, as the company does not meet the requirements for incorporation by reference and this Item requirement is not available for incorporation by reference. Please provide the disclosure required by Item 701 of Regulation S-K for the past three years.

Response: In response to the Staff’s comment, the Company has removed the incorporation by reference from this section.

Signatures

30. Please revise to identify your controller or principal accounting officer. See Signatures Instruction 1 to Form S-1.

Response: In response to the Staff’s comment, the signature page on the Amendment has been revised to reflect that James D. Davidson has signed the Amendment in his capacity as the Company’s principal executive officer and principal accounting officer.

Exhibits

31. Please file the agreement with MPX Geophysics Ltd. as an exhibit.

Response: In response to the Staff’s comment, we note that the MPX Geophysics Ltd. agreement has been filed as Exhibit 10-26 to the Company’s Annual Report on Form 10-K filed with the Commission on May 2, 2012.

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32. Exhibit 3.3 is filed in improper electronic format. Please note that while you may file electronic documents as an image as an unofficial copy, you must still file your exhibits with an acceptable electronic format. Please file your exhibit properly with your next amendment. Refer to Rule 102(a) of Regulation S-T and Section 2.1 of Volume II of the EDGAR Filer Manual.

Response: In response to the Staff’s comment, the Company has filed Exhibit 3.3 as part of the Amendment in an acceptable electronic format.

33. We are unable to locate Exhibits 4.4, 10.5, as currently incorporated by reference. Please revise or advise.

Response: In response to the Staff’s comment, we note that (i) the Exhibit 4.4 SEC Report Reference Number has been corrected to indicate that this exhibit is numbered 4.5 in the original filing incorporated by reference into the Company’s S-1, and (ii) the description next to Exhibit 10.5 has been revised to reference footnote #2 as the source document from which this exhibit has been incorporated by reference.

34. Please revise the legality opinion to state the jurisdiction upon which you are opining.

Response: In response to the Staff’s comment, we note that the Company has hired special Nevada Counsel to issue the legality opinion. As such, the opinion reflects that this special counsel is opining on Nevada law.

35. Exhibit 10.22 is missing Schedule B. Please file the exhibit in its entirety.

Response: In response to the Staff’s comment, the Company has added Schedule B to Exhibit 10.22 as a new exhibit numbered 10.22A.

36. We note that you have filed a number of exhibits in the form of the agreement, rather than the executed agreement. Please file the executed agreements or advise.

Response: In response to the Staff’s comment, the Company has filed certain exhibits in the form of the agreement or security (promissory note or warrant) in connection with certain of its private placements. Where the Company has done this, the only difference between the form of the document and the actual executed document is the name of investor listed on the document and the amount of investment. Because there are no other material differences between the form of document and the actual executed documents, the Company believes that there would be no additional benefit to investors by providing each of the executed documents rather than the form of document. For this reason, the Company asks that the Commission consider its response to this comment sufficient.

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Form 10-K

37. Please amend your Form 10-K to comply with the comments issued on the Form S-1, as applicable.

Response: In response to the Staff’s comment, we note that on May 2, 2012, the Company filed its Annual Report on Form 10-K for the years ended January 31, 2012 and 2011 (the “2012 Form 10-K”). In the 2012 Form 10-K, the Company took into account the Commission’s comments in the Letter and made the appropriate changes to its 2012 Form 10-K disclosure. For this reason, the Company requests that the Commission confirm that the changes made in the 2012 Form 10-K are sufficient and that the Company need not amend and refile its form 10-K for the years ended January 31, 2011 and 2010 (the “2011 Form 10-K”). The Company believes that since the 2012 Form 10-K has superseded the 2011 Form 10-K, to amend and refile the 2011 Form 10-K would entail considerable cost and would not materially benefit investors who are now looking to the 2012 Form 10-K for material information about the Company.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Response: In response to the Staff’s comment, a written statement from the Company acknowledging the statements written above is attached hereto.

If you have any questions with respect to this letter, please contact me at 212-400-6900. Thank you for your consideration.

Very truly yours,

/s/ Paul C. Levites
Paul C. Levites, Esq.

cc:	Pamela Howell, Special Counsel; Ronald E. Alper, Staff Attorney

Securities and Exchange Commission

James D. Davidson, Chief Executive Officer

California Gold Corp.

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